Via Facsimile and U.S. Mail
Mail Stop 6010

July 25, 2007

Mr. Steven Koehler
Vice President and Controller
Schering-Plough Corporation
2000 Galloping Hill Road
Kenilworth, NJ 07033

Re: Schering-Plough Corporation
Form 10-Q for the Quarterly Period Ended March 31, 2007
Filed April 27, 2007
File No. 001-06571

Dear Mr. Koehler:

We have completed our review of your Form 10-Q and have no further comment at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief